    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 30, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication – Board of Directors

Dear Sirs:

In accordance to what is established by the Regulation for Relevant Information Communications and Reserved Information, we hereby inform you that at the Board of Directors held today, Thursday, March 30, 2017, the creation of a Risk, Compliance and Sustainability Committee was approved - among others - as well as the amendment to the General Regulations of the Board of Directors, to which we have made the following changes:

-	In addition to the documents that are delivered to directors in their induction, they will also receive the Anti-Corruption Policy and the Corporate Sustainability Policy.
-
Amendment, throughout the General Regulation, of the names of the following Committees: (i) from Human Resources and Sustainability Committee to Human Resources Committee; and (ii) from Investments and Risks Committee to Investments Committee. Likewise, the functions of the aforementioned Committees have been modified, and these are established on the preamble and on the articles 41 and 42 of the General Regulation of the Board of Directors.

-
The creation of a Risk, Compliance and Sustainability Committee was approved, and its main function will be to approve the policies and limits of exposure to risk, to monitor the risk profile of the company, to supervise the development of the risks and compliance area, likewise, it will ensure compliance with the Group’s policies, in particular with the Anti-Corruption Policy and the Sustainability Policy, as well as with the laws that apply to businesses and it will propose policies, directives and/or complementary procedures that contribute to strengthening the responsible management of the Group.

-	The composition of the Financial Commission and the Human Commission has been amended.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 30, 2017